Exhibit 99.2

[Kodiak Letterhead]

December 1, 2019

Baker Bros. Advisors, LP

860 Washington Street, 3rd Floor
New York, New York 10014

Re:	Issuance of Common Stock

Ladies and Gentlemen:

This letter will confirm our agreement that, subject in all cases to compliance with applicable securities laws and regulations, and subject to and in consideration of the funding agreed to be provided by Baker Bros. Advisors, LP (together with its affiliates and subsidiaries, “BBA”) to Kodiak Sciences Inc. (the “Company”) pursuant to that certain Funding Agreement, dated December 1, 2019, by and between BBA and the Company, in the event the Company intends, on or before June 30, 2020, to:

(1)	issue shares of the Company’s Common Stock (“Common Stock”) in an offering registered under the Securities Act of 1933, as amended (the “Act”), with anticipated gross proceeds to the Company of at least $80 million (a “Qualified Offering”), the Company shall provide BBA with as much prior notice as reasonably practicable of the Qualified Offering (but not less than two business days), and, if requested by BBA, use best efforts to cause the managing underwriter or underwriters of such Qualified Offering (which must include at least three attempts, on three dates, with at least two representatives of the underwriter(s), including the most senior person at such underwriter(s), to the Company’s knowledge, devoting substantial time to the Qualified Offering, in writing) to allow BBA the opportunity to purchase shares of Common Stock in the Qualified Offering on the same terms, conditions and price provided for in the Qualified Offering in an amount up to (but not in excess of) the BBA Cap (defined below), or

(2)	issue shares of Common Stock in any transaction other than a Qualified Offering with the principal purpose of raising capital and anticipated gross proceeds to the Company of at least $80 million (including any gross proceeds to the Company from such transaction or a series of related transactions (including any concurrent Qualified Offering)) (an “Other Offering”), allow BBA the opportunity to purchase shares of Common Stock in such issuance in an amount up to (but not in excess of) the BBA Cap.

As used in this letter, the term “BBA Cap” means the number of shares equal to (a) 25% of the shares offered in the Qualified Offering or Other Offering, as the case may be (excluding any option to purchase additional shares that may be granted to the underwriters), plus (b) (i) $25 million divided (ii) by the price per share to the public or other investors in the Qualified Offering or Other Offering, as the case may be. In the case of (1) or (2) above, the Company and BBA further agree that the parties will consider structuring BBA’s purchase of Common Stock as a purchase of non-expiring, pre-funded warrants.

This letter agreement shall terminate on the earlier of (i) the completion of a Qualified Offering or Other Offering in which BBA is offered the BBA Cap, and (ii) June 30, 2020. BBA shall have the right to apportion its right to submit an indication of interest to participate in any such issuance pursuant to this letter among any entities under direct or indirect common investment management with BBA. The rights of BBA pursuant to this letter agreement are not assignable to any other party.

This letter agreement shall be governed by the laws of the State of Delaware, without regard to conflict of law principles.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

KODIAK SCIENCES INC.

By:	/s/ Victor Perlroth
Name:	Victor Perlroth
Title:	Chief Executive Officer

Acknowledged and Agreed:

BAKER BROTHERS LIFE SCIENCES, L.P.

By: BAKER BROS. ADVISORS LP, management company and investment adviser to Baker Brothers Life Sciences, L.P., pursuant to authority granted to it by Baker Brothers Life Sciences Capital, L.P., general partner to Baker Brothers Life Sciences, L.P., and not as the general partner.

By: /s/ Scott L. Lessing

Scott Lessing

President

Date: ______________, 2019

Signature Page to Side Letter